T. Rowe Price Equity Series, Inc.

T. Rowe Price Equity Income Portfolio

T. Rowe Price Equity Income Portfolio-II

In connection with the investment objective change, the first paragraph under “Principal Investment Strategies” was revised as follows (note that the reference to the fund investing at least 65% of its net assets in the common stocks of well-established companies paying above-average dividends has been removed):

The fund will normally invest at least 80% of its net assets (including any borrowings for investment purposes) in common stocks, with an emphasis on large-capitalization stocks that have a strong track record of paying dividends or that are believed to be undervalued.